VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND LIVINGSTON, NEW JERSEY

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

04 APR 15 AM 7:21

April 13, 2004

04024342

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A include all material information that HHG has made or required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission since the date of its Rule 12g-3-2(b) exemption application (December 15, 2003) through March 31, 2004. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Warmest regards,

Jason K. Zachary

Jason K. Zachary

dlw 4/20

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

CHICAGO/#1218487.2

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Memorandum of Association of HHG plc, as amended.
- Special Resolution of the Articles of Association of AMP (UK) increasing the number of directors.
- Articles of Association of HHG plc, as amended.
- Articles of Association of AMP (UK), a predecessor company to HHG plc, as amended.
- Certificate of Registration as filed on November 26, 2003.
- Register of Directors.
- Notice of Change of Registered Address.
- Certificate of Incorporation on Change of Name, dated October 10, 2003.
- Resolutions of Extraordinary General Meeting of AMP (UK), dated June 30, 2003.
- Resolutions of Extraordinary General Meeting of AMP (UK), dated October 10, 2003.
- Minutes and Special Resolutions of Extraordinary General Meeting of HHG plc, dated October 23, 2003.
- Minutes and Special Resolutions of Extraordinary General Meeting of HHG plc, dated November 5, 2003.
- Minutes and Special Resolutions of Extraordinary General Meeting of HHG plc, dated December 17, 2003.
- Notice of Annual General Meeting and Resolutions dated July 18, 2002.
- Notice of Annual General Meeting of AMP (UK), dated June 24, 2002.
- Annual General Meeting Form of Proxy signed by AMP Life Limited.

- Annual General Meeting Form of Proxy signed by AMP Financial Services Holdings Ltd.
- Notice of Annual General Meeting of AMP (UK), dated October 9, 2003.
- Consent to Short Notice of Annual General Meeting of AMP (UK) signed by AMP Financial Services Holdings, Ltd.
- Annual General Meeting Form of Proxy signed by AMP Financial Services Holdings Ltd.
- Annual General Meeting Form of Proxy signed by Fraser MacLennan-Pike.
- Notice of Extraordinary General Meeting of HHG plc, dated October 22, 2003.
- Consent to Short Notice of Extraordinary General Meeting signed by AMP Financial Services Holdings, Ltd.
- Extraordinary General Meeting Form of Proxy signed by AMP Financial Services Holdings Ltd.
- Consent to Short Notice of Extraordinary General Meeting signed by AMP Financial Services Holding Ltd. and Fraser MacLennan-Pike.
- Notice of Extraordinary General Meeting of HHG plc dated November 5, 2003.
- Extraordinary General Meeting Form of Proxy signed by Fraser MacLennan-Pike.
- Consent to Short Notice of Extraordinary General Meeting signed by AMP Financial Services Holding Ltd. and Fraser MacLennan-Pike.
- Consent to Short Notice of Extraordinary General Meeting signed by AMP Financial Services Holding Ltd.
- Consent to Short Notice of Extraordinary General Meeting signed by Fraser MacLennan-Pike.
- Consent to Short Notice of Extraordinary General Meeting of HHG plc signed by AMP Financial Services Holdings Ltd. and Fraser MacLennan-Pike.
- Listing Particulars dated November 2003.
- Press Releases:

- Approval of Listing Particulars of HHG plc by the UK Listing Authority, dated November 27, 2003.

- Announcement of HHG plc regarding non-substantial variations of a published document in connection with the global offer of HHG shares.

- Announcement that HHG plc lodged a prospectus with the Australian Securities and Investments Commission.

- Register of Directors Interests.

- Notice of Appointment of Director.

- Key Features and Components of AGAAP and UKGAAP.

- Annual Report for the year ended December 31, 2003.

- Prospectus dated April 1, 2004.

- Announcement of HHG plc regarding the company's intent to place 246,160,000 ordinary shares to institutional investors.

- Presentation of Full Year 2003 Results.

- Announcement of HHG plc regarding the placement of 246,160,000 ordinary shares to institutional investors.

- Announcement regarding AMP Chief Executive Officer leaving HHG plc board of directors.

- Announcement of HHG plc regarding financial results for the full year ended December 31, 2003.

- Change of Director's Interest Notice.

- Final Director's Interest Notice.

- Announcement of HHG plc regarding the appointment of John Roques to the board of directors.

- Notification of Major Interests in Shares submitted by AMP Limited.

- Notification of Interests of Directors and Connected Persons of Ian Laughlin.

- Notification of Interests of Directors and Connected Persons of Roger Patrick Handley.

- Notification of Interests of Directors and Connected Persons of David John Seymour Roques.
- New Issue Announcement of HHG plc.
- Announcement of Preliminary Results for the year ended December 31, 2003.